

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2014

Via E-mail
Marc Gelberg
Principal Accounting Officer
Fusion Telecommunications International, Inc.
420 Lexington Avenue, Suite 1718
New York, NY 10170

> **Re:** **Fusion Telecommunications International, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 2, 2014**
> **File No. 333-195659**

Dear Mr. Gelberg:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise your prospectus to update for recent developments including the reverse stock split effective on May 13, 2014. We also note your legal opinion should be revised to reflect the reverse stock split.

2. On a pre-split basis, we note you are registering for resale 420,679,212 shares of common stock and have about 188 million shares of common stock held by non-affiliates without giving effect to certain warrants, options, and conversions. Given the significant amount of shares being registered for resale as compared to your non-affiliate float, please advise why this transaction should be registered as a secondary offering instead of a primary offering. In this regard, please

- Refer to Securities Act Rules Compliance & Disclosure Interpretation 612.09 available on our website at: http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm, and
- Analyze and explain, in light of the factors discussed in CD&I 612.09, why you are registering a bona fide secondary offering.

3. We note from the fee table that you seek to register 73,921,500 shares of common stock issuable upon exercise of warrants issued in connection with the Series B-2 transaction. However, we also note on pages 16, 18, and 21, disclosure indicating 73,081,600 shares of common stock upon the exercise of investor warrants issued in connection with the Series B-2 transaction. Please advise or revise.

4. We also note from page 16 that 22,838 shares of Series B-2 Preferred stock is convertible into 228,380,000 shares of common stock and you are registering 202,455,000 shares of common stock issuable upon conversion of the Series B-2. Please advise the reason for the difference or revise.

5. We note your reference to the Private Securities Litigation Reform Act. However, you appear to be a penny stock issuer and the safe harbor provisions of the PSLRA do not apply to you. Please remove this reference.

6. You are not eligible under Form S-1 to forward incorporate by reference. Please revise your disclosure accordingly, in particular paragraph three.

7. It appears you intend to incorporate by reference certain disclosure required by Form S-1. If so, in your next amendment, please list all of the reports required by Item 12(a) of Form S-1.

Selling Security Holders, page 21

8. We have noted certain inconsistencies regarding the disclosure of shares being registered for resale. We note from the top of page 21 you are registering 420,679,212 shares of common stock consisting of 60,650,109 shares that are issued and outstanding, 202,455,000 shares issuable upon conversion of Series B-2 Preferred Stock, and 157,574,103 shares issuable upon exercise of outstanding common stock purchase warrants. On pages 21 and 22 you disclose the transactions that gave rise to these shares. Please provide disclosure (such as through a table) (i) that lists out specifically each transaction (March 2013 Offering, July 2013 Offering, October 2012 Offering etc.) that accounts for the shares listed in the bullets, and (ii) that shows how many shares from each transaction accounts for the amounts listed in the bullets. For instance, you should make clear which transactions and how many shares from each transaction account for the 60,650,109 shares issued and outstanding that are being registered for resale. Further, please make sure your revised disclosure in this section of the prospectus is consistent with the disclosure under Item 15.

March 2013 Offering of Common Stock and Common Stock Purchase Warrants, page 21

9. You disclose at the bottom of page 21 that you sold a total of 31,403,659 shares of common stock and 15,701,830 warrants for shares of common stock, which is a total of 47,105,489 shares of common stock issued or issuable. However, the disclosure states you are registering 45,834,559 shares of common stock. Please advise the reason for the difference or revise.

July 2013 Offering of Common Stock and Common Stock Purchase Warrants, page 22

10. You disclose at the top of page 22 that you sold a total of 18,853,504 shares of common stock and warrants to purchase 9,426,752 shares of common stock, which is a total of 28,280,256 shares of common stock. However, the disclosure states you are registering 29,592,910 shares of common stock. Please advise the reason for the difference or revise.

October 2012 Offering of Series B-1 Preferred Stock…, page 22

11. The disclosure indicates you sold 22,013,915 warrants but are registering 21,095,108 shares of common stock issuable upon exercise of those warrants. Please advise the reason for the difference or revise.

Selling Security Holders, page 22

12. Please identify in the footnotes to the Selling Shareholder table the transactions that gave rise to those shares.

13. Footnote 65 references Diker GP, LLC who appears to hold about 14% of your voting stock. Please disclose this material relationship in this section.

Item 15. Recent Sales of Unregistered Securities, page

14. Please revise your disclosure under Item 15 so that it is consistent with similar disclosure in your prospectus. For instance , on page 22 you state you are registering either 22,013,915 or 21,095,108 warrant shares under the October 2012 B-1 offering but on page 41 you state in October 2012 you sold 22,013,915 and 3,054,947 warrants for a total of 25,068,862 warrant shares.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Justin Kisner, Attorney-Adviser, at (202) 551-3788, or Ajay Koduri, Staff Attorney, at (202) 551-3310, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: <u>Via E-mail</u>
Steven I. Weinberger, Esq.